Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Organization
Eventbrite UK Limited	United Kingdom
Eventbrite International, Inc.	Delaware
Lanyrd Limited	United Kingdom
Ticketfly LLC	Delaware
Eventbrite FR SAS	France
TSTM Group Limited	United Kingdom
Eventbrite Operations (IE) Limited	Ireland
Eventbrite Singapore Pte. Ltd.	Singapore
Eventioz Holdings, Inc.	Delaware
Eventioz, Inc.	Delaware
Eventbrite DE GmbH	Germany
Ticketfly Canada Services, Inc.	Canada
Eventbrite NL BV	Netherlands
ticketscript Limited	United Kingdom
Eventbrite ES SL	Spain
Eventbrite BE BVBA	Belgium
Eventbrite Hong Kong Limited	Hong Kong
Eventbrite Mexico Payment Processing S. DE R.L. DE C.V.	Mexico
Eventbrite NZ	New Zealand
Eventbrite AU Pty Limited	Australia
Eventbrite Canada, Inc.	Canada
Picatic E-Ticket Inc.	Canada
Jordiparc S.A.	Uruguay
Eventbrite Brasil Gestao De Eventos Ltda	Brazil
Eventbrite Argentina S.A.	Argentina
Eventioz Chile SPA	Chile
ticketscript GmbH	Germany
Ticketea S.L.	Spain
Ticketea Ltd	United Kingdom